AMENDMENT TO STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO THE STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 2nd day of December, 2008, by and between Thomas Monahan (hereinafter referred to as “Seller”), and Catherine Balloqui (“Buyer”).

W I T N E S S E T H:

WHEREAS, the Seller and the Buyer had previously entered into a Stock Purchase Agreement dated October 23, 2008 (“Prior Agreement”) related to the sale of the controlling interest in Terra Media, Ltd.; and,

WHEREAS, both Buyer and Seller wish to amend such Prior Agreement;

NOW, THEREFORE, in consideration of ten dollars paid in hand by Seller to Buyer, receipt and sufficiency of which is hereby acknowledged, as well as the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

1.

Waiver. Buyer agrees to waive all previous deficiencies in the delivery of any of the shares of Terra Energy Resources, Ltd., formerly Terra Media, Ltd., that may have occurred or could be construed as a breach of the Prior Agreement.

2.

Purchase Price. The Purchase Price shall remain unchanged but payment of said Purchase Price shall be made in installments of $25,000 per week commencing January 5, 2009 and continuing until the Purchase Price has been paid in full.

3.

Miscellaneous.  All terms and conditions of the Prior Agreement not modified or otherwise amended by this Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Seller:

__s/Thomas Monahan___________________

     Thomas Monahan

Buyer:

___s/Catherine Balloqui_________________

     Catherine Balloqui

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